UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

AMERI Holdings, Inc.
(exact name of registrant as specified in its charter)

000-26460
Commission File Number

Delaware	95-4484725
(State of Incorporation)	(IRS Employer Identification Number)

100 Menlo Park Drive, Edison, New Jersey 08837
(Address of principal executive offices, including zip code)

732-243-9250
(Registrant’s telephone number, including area code)

53 Forest Avenue, First Floor Old Greenwich, Connecticut 06870
(Registrant’s former address)

Notice of Change in the Majority of the Board of Directors

May 27, 2015

AMERI HOLDINGS, INC.
A DELAWARE CORPORATION

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934, AS AMENDED,
AND
SECURITIES AND EXCHANGE COMMISSION RULE 14F-1

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

Date of this Statement: May 27, 2015

This Information Statement is being furnished to all holders of record at the close of business on May 26, 2015, of the common stock, par value $0.01 per share, of AMERI Holdings, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under that Act, in order to effect a change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. This Information Statement is being distributed on or about May 27, 2015.

NO VOTE OR OTHER ACTION BY ANY STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

The Company has recently completed a transaction that will ultimately result in the replacement of the majority of its board of directors.  The following is a brief summary of this transaction.  Please see “Change in Control of the Company” for a more complete description of the transaction.

On May 26, 2015, the Company completed a “reverse merger” transaction, in which it caused Ameri100 Acquisition, Inc., a Delaware corporation and the Company’s newly-created, wholly-owned subsidiary, to be merged with and into Ameri and Partners Inc. (dba Ameri100), a Delaware corporation (“Ameri & Partners”) (the “Merger”).  As a result of the Merger, Ameri & Partners became the Company’s wholly-owned subsidiary with Ameri & Partners’ former stockholders acquiring a majority of the outstanding shares of the Company’s common stock.  The Merger was consummated under Delaware law, pursuant to an Agreement of Merger and Plan of Reorganization, dated as of May 26, 2015 (the “Merger Agreement”).  Concurrently with the closing of the Merger, we issued a 5% Unsecured Convertible Note due May 26, 2017, in the principal amount of $5,000,000 (the “Convertible Note”), together with a warrant to purchase shares of the Company’s common stock (the “Warrant”), in a private placement (the “Private Placement”) to Lone Star Value Investors, LP (“Lone Star Value”), pursuant to the terms of a Securities Purchase Agreement, dated as of May 26, 2015 (the “Securities Purchase Agreement”).  Prior to the Merger, Lone Star Value was the Company’s majority shareholder.  Lone Star Value has the right to designate three of our seven directors, as described below.

Under the Merger Agreement, at the closing of the Merger, the number of members on the Board was increased from two to four directors, and Jeffrey E. Eberwein and Giri Devanur were appointed to serve in the vacancies created by this expansion of the Board.  After the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to stockholders of the Company, the number of persons comprising the board of directors will be increased to seven members, and Srinidhi “Dev” Devanur, Dr. Arthur M. Langer and Dr. Robert Rosenberg, former directors or advisory board members of Ameri & Partners, will be appointed to the Board, along with two additional directors designated by Lone Star Value, Dimitrios J. Angelis and Robert G. Pearse.  In connection with the appointment of these directors, Kyle Hartley and Hannah M. Bible, the Company’s directors prior to the Merger, will resign as directors.  At the closing of the Merger, the Board appointed Jeffrey E. Eberwein as non-executive Chairman of the Board, Srinidhi “Dev” Devanur as executive Vice Chairman of the Board, Giri Devanur as President and Chief Executive Officer, Srirangan “Ringo” Rajagopal as Executive Vice President - Client Relations, and Brunda Jagannath as Vice President - Finance, each of whom served in a similar position with Ameri & Partners (except for Mr. Eberwein). At the same time, Kyle Hartley resigned as an officer.

For the purpose of financing the ongoing business and operations of the Company following the Merger, on May 26, 2015, the Company completed the Private Placement, issuing the Convertible Note in the principal amount of $5,000,000, together with the Warrant, pursuant to the terms of the Securities Purchase Agreement with Lone Star Value.  The Convertible Note is unsecured and will become due on May 26, 2017, the second anniversary of the issue date.  Prior to maturity, the Convertible Note will bear interest at 5% per annum, with interest being paid semiannually on the first day of each of the first and third calendar quarters.  The Convertible Note can be prepaid by the Company at any time without penalty.

The Convertible Note is convertible into shares of common stock of the Company at a conversion price of $1.80 per share, or an aggregate of 2,777,778 shares of common stock, subject to adjustment under certain circumstances.  The Convertible Note ranks senior to all of the Company’s other obligations, except for trade payables in the ordinary course of business, purchase money asset financing and any inventory or receivables-based credit facility that we may obtain in the future, provided that the amount of the credit facility does not exceed 50% of eligible inventory and 80% of eligible receivables.

The Warrant issued in the Private Placement gives Lone Star Value the right to purchase up to 2,777,777 shares of common stock (equivalent to 100% warrant coverage in respect of the shares underlying the Convertible Note) at an exercise price equal to $1.80 per share.  The Warrant may be exercised on a cashless-exercise basis, meaning that, upon exercise, the holder would make no cash payment to the Company, and would receive a number of shares of common stock of the Company having an aggregate value equal to the excess of the then-current market price of the shares issuable upon exercise of the Warrant over the exercise price of the Warrant.  The Warrant will expire on May 26, 2020.

The Company received gross proceeds from the Private Placement of $5,000,000.  No placement agent or other financial intermediary was engaged or compensated in connection with the Private Placement.

After the closing of the Merger and the Private Placement, the Company currently has outstanding 12,500,070 shares of common stock, as well as the Convertible Note, which is convertible into 2,777,778 shares of common stock, and the Warrant, which is exercisable into 2,777,777 shares of common stock at an exercise price of $1.80 per share.  The Company has also adopted the 2015 Equity Incentive Award Plan (the “Plan”) pursuant to which 2,000,000 shares of common stock through stock options and other awards may be granted.  The common stock is the only class of securities of the Company entitled to vote.  Stockholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company’s stockholders.

Please read this Information Statement carefully.  It contains biographical and other information concerning the directors and executive officers that were and will be appointed as a result of the Merger.  Additional information about the Merger and related transactions will be provided in a current report on Form 8-K to be filed with the SEC.  All of the Company’s filings, including exhibits to those filings, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or obtained on the SEC’s website at www.sec.gov.

CHANGE IN CONTROL OF THE COMPANY

Effective immediately prior to the Merger, the Company reduced its authorized capital stock, specifically, its common stock, by 200,000,000 shares, from the 300,000,000 authorized shares of common stock, par value $0.01 per share, to 100,000,000 authorized shares of common stock, effectuated a 17.61:1 reverse stock split of its outstanding shares of common stock, and changed its corporate name to AMERI Holdings, Inc.  Such amendments were made with the consent of the holder of a majority of the outstanding shares of common stock of the Company in accordance with applicable law and the Company’s certificate of incorporation and bylaws.

Pursuant to the Merger Agreement, at the closing of the Merger, the Company issued 11,625,000 shares of its common stock to the holders of shares of Ameri & Partners, representing 90% of the outstanding Company common stock following the Merger, in exchange for all such securities.  In addition, in the Private Placement, the Company issued to Lone Star Value the Convertible Note that is convertible into shares of the Company’s common stock at a conversion price of $1.80 per share, or an aggregate of 2,777,778 shares of common stock, subject to adjustment under certain circumstances, and the Warrant that gives Lone Star Value the right to purchase up to 2,777,777 shares of common stock (equivalent to 100% warrant coverage in respect of the shares underlying the Convertible Note) at an exercise price equal to $1.80 per share.  Further, the Company adopted the Plan pursuant to which 2,000,000 shares of common stock through stock options and other awards may be granted.  After the closing of the Merger and the Private Placement, the Company currently has outstanding 12,500,070 shares of common stock, as well as the Convertible Note, which is convertible into 2,777,778 shares of common stock, and the Warrant, which is exercisable into 2,777,777 shares of common stock at an exercise price of $1.80 per share.  At the closing of the Merger, Ameri100 Acquisition, Inc. merged with and into Ameri & Partners, upon which Ameri100 Acquisition, Inc. ceased to exist and Ameri & Partners, as the surviving corporation, became a wholly-owned subsidiary of the Company.

This Information Statement is not, and should not be construed as, a solicitation of a proxy for a meeting of stockholders.  Any solicitation for a proxy for a meeting of stockholders will be made in accordance with the Securities Exchange Act of 1934 and the rules under that act.

Under applicable law, the Company did not need the approval of its stockholders to consummate the Merger, as the constituent corporations in the Merger were Ameri100 Acquisition, Inc. and Ameri & Partners, each of which is a Delaware corporation.  The Company was not a constituent corporation in the Merger.

Under the terms of the Merger Agreement, the Board is to be expanded from two directors to a total of seven.  Under the Merger Agreement, at the closing of the Merger, the number of members on the Board was increased from two to four directors, and Jeffrey E. Eberwein and Giri Devanur were appointed to serve in the vacancies created by this expansion of the Board.  After the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, the number of members comprising the Board will be increased to seven, and Srinidhi “Dev” Devanur, Dr. Arthur M. Langer and Dr. Robert Rosenberg, former directors or advisory board members of Ameri & Partners, will be appointed to the Board, along with two additional directors designated by Lone Star Value, Dimitrios J. Angelis and Robert G. Pearse.  In connection with the appointment of these directors, Kyle Hartley and Hannah M. Bible, directors of the Company prior to the Merger, will resign as directors.  At the closing of the Merger, the Board appointed Jeffrey E. Eberwein as non-executive Chairman of the Board, Srinidhi “Dev” Devanur as Executive Vice Chairman of the Board, Giri Devanur as President and Chief Executive Officer, Srirangan “Ringo” Rajagopal as Executive Vice President - Client Relations, and Brunda Jagannath as Vice President - Finance, each of whom served in a similar position with Ameri & Partners (except for Mr. Eberwein). At the same time, Kyle Hartley resigned as an officer.

The Merger is being accounted for as a reverse merger, since the stockholders of Ameri & Partners will own a majority of the issued and outstanding shares of common stock of the Company immediately following the Merger.  Except as described in this Information Statement, no arrangements or understandings exist among present or former controlling stockholders with respect to the election of the Board, and to the knowledge of the Company, no other arrangements exist that might result in a change of control of the Company.  Further, as a result of the issuance of the 11,625,000 shares of the Company’s common stock to the former holders of securities of Ameri & Partners and the change in majority of the directors of the Company, which will become effective after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s stockholders, a change in the majority of the Board will occur on or about June 8, 2015, i.e., approximately 13 days after the closing of the Merger. See “Security Ownership of Certain Beneficial Owners and Management” below.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of May 26, 2015, by (a) each person who is known by the Company to beneficially own 5% or more of the Company’s common stock, (b) each of the Company’s present directors, proposed directors and executive officers, and (c) all of the Company’s present directors, proposed directors and executive officers as a group.

Name(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(2)
Executive Officers, Present Directors and Proposed Directors(3):
Jeffrey E. Eberwein(4)	6,111,143	33.8%
Srinidhi “Dev” Devanur	5,977,125	47.8%
Giri Devanur	2,179,125	17.4%
Dimitrios J. Angelis	-	-
Dr. Arthur M. Langer	50,625	*
Robert G. Pearse	-	-
Dr. Robert Rosenberg	55,125	*
Kyle Hartley	-	-
Hannah M. Bible	-	-
All executive officers, present directors and proposed directors as a group (9 persons)	14,373,143	79.6%
5% Stockholders:
Lone Star Value Investors, LP(4)	6,111,143	33.8%
_______________

*	Less than one percent of outstanding shares.

(1)	The address of each person is c/o AMERI Holdings, Inc., 100 Menlo Park Drive, Edison, New Jersey 08837.

(2)
The calculation in this column is based upon 12,500,070 shares of common stock outstanding on May 26, 2015.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently convertible or exercisable within 60 days of May 26, 2015 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)
The election of Srinidhi “Dev” Devanur, Dimitrios J. Angelis, Dr. Arthur M. Langer, Robert G. Pearse and Dr. Robert Rosenberg as directors will become effective upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

(4)
Includes (a) 555,587 shares of common stock, (b) 2,777,778 shares of common stock reserved for issuance upon the conversion of the Convertible Note, and (c) 2,777,777 shares of common stock reserved for issuance upon the exercise of the Warrant, in each case held of record by Lone Star Value Investors, LP. Jeffrey E. Eberwein, the managing member of each of the general partner and investment manager of Lone Star Value Investors, LP, may be deemed to beneficially own the 6,111,143 shares held by Lone Star Value Investors, LP.  Mr. Eberwein disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Mr. Eberwein and Lone Star Value Investors, LP is 53 Forest Avenue, 1st Floor, Old Greenwich, CT 06870.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the persons who are currently the directors and executive officers of the Company and who are expected to become the directors and executive officers of the Company on the 11th day after mailing of this Information Statement to the stockholders of the Company.

Name	Age	Position
Jeffrey E. Eberwein	44	Chairman of the Board
Srinidhi “Dev” Devanur	49	Executive Vice Chairman of the Board and Director Nominee
Giri Devanur	45	President, Chief Executive Officer and Director
Dimitrios J. Angelis	45	Director Nominee
Dr. Arthur M. Langer	55	Director Nominee
Robert G. Pearse	55	Director Nominee
Dr. Robert Rosenberg	63	Director Nominee
Kyle Hartley	46	Director
Hannah M. Bible	35	Director

The principal occupations for the past five years (and, in some instances, for prior years) of each of the Company’s directors and executive officers are as follows:

Jeffrey E. Eberwein became Chairman of the Board of the Company at the closing of the Merger.  Mr. Eberwein is a Lone Star Value designee on the Board.  He has 23 years of Wall Street experience and is the Founder and Chief Executive Officer of Lone Star Value Management, LLC, an investment firm, and the portfolio manager of Lone Star Value Investors, LP, a fund managed by Lone Star Value Management.  Prior to founding Lone Star Value Management in January 2013, Mr. Eberwein was a Portfolio Manager at Soros Fund Management from January 2009 to December 2011, and Viking Global Investors from March 2005 to September 2008.  Mr. Eberwein is the Chairman of the Board of three public companies: Digirad Corporation, a medical imaging company, Crossroads Systems, Inc., a data storage company, Aetrium Incorporated, a modular building company, and serves as a director of Novation Companies, Inc., a specialty finance company, since April 2015.  Mr. Eberwein also serves on the Board of Hudson Global, a global recruitment company where he chairs the Corporate Governance and Nominating Committee.  Mr. Eberwein served on the Board of The Goldfield Corporation from May 2012 until May 2013, On Track Innovations Ltd. from December 2012 until March 2014, and NTS, Inc. from December 2012 until its sale to a private equity firm in June 2014.  Mr. Eberwein served on the Board of Hope for New York, a charitable organization dedicated to serving the poor in New York City, from 2011 until 2014, where he was the Treasurer and on its Executive Committee.  Mr. Eberwein earned an M.B.A. from The Wharton School, University of Pennsylvania, and a B.B.A. degree with High Honors from The University of Texas at Austin.  The Board believes that Mr. Eberwein’s qualifications to serve on the Board include his expertise in finance and experience in the investment community.

Srinidhi “Dev” Devanur will become the Company’s Executive Vice Chairman and a member of the Company’s Board upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.  Srinidhi “Dev” Devanur is a representative of Ameri & Partners on the Board.  He is a seasoned technology entrepreneur who has more than 20 years of experience in the IT services industry with a specialization in sales and resource management.  He has built businesses from ground up and has successfully executed acquisitions, mergers and corporate investments.  He has managed the sales function by working closely with various Fortune 500 customers in the United States and India to sell software solutions, support and staff augmentation related services. Srinidhi “Dev” Devanur co-founded Ivega Corporation in 1997, an international niche IT consulting company with special focus on financial services which merged with TCG in 2004, creating a 1,000+ person focused differentiator in the IT consulting space.  Following this, he founded SaintLife Bio-pharma Pvt. Ltd., which was acquired by a Nasdaq listed company.  Srinidhi “Dev” Devanur has a bachelor’s degree in electrical engineering from the University of Bangalore, India and has also attended a Certificate program in Strategic Sales Management at the University of Chicago Booth School of Business. The Board believes that Mr. Devanur’s qualifications to serve on the Board include his background in the IT services industry and his experience in business development.

Giri Devanur became a member of the Company’s Board at the closing of the Merger.  Giri Devanur is a representative of Ameri & Partners on the Board.  He is a seasoned chief executive officer who has raised seed capital, venture capital and private equity from global institutions.  He has successfully executed acquisitions, mergers and corporate investments.  He has more than 25 years of experience in the information technology industry.  Previously, he founded WinHire Inc. in 2010, an innovative company building software products through technology and human capital management experts and combining them with professional services.  He co-founded Ivega Corporation in 1997, an international niche IT consulting company with special focus on financial services which merged with TCG in 2004, creating a 1,000+ person focused differentiator in the IT consulting space.  Giri Devanur has a Master’s degree in Technology Management from Columbia University and a bachelor’s degree in computer engineering from the University of Mysore, India.  He has attended Executive Education programs at the Massachusetts Institute of Technology and Harvard Law School. The Board believes that Mr. Devanur’s qualifications to serve on the Board include his substantial experience in the information technology industry and his prior experience as a chief executive officer.

Dimitrios J. Angelis will become a member of the Company’s Board upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.  Mr. Angelis is a Lone Star Value designee on the Board.  Mr. Angelis has served as the Chief Executive Officer of OTI America Inc., the U.S.-based subsidiary of publicly-held On Track Innovations Ltd., a pioneer of cashless payment technology, since December 2013.  Mr. Angelis has served as a director of On Track Innovations since December 2012, and served as its Chairman from April 2013 until February 2015.  From October 2012 until December 2013, Mr. Angelis served as the General Counsel of Wockhardt Inc., a biologics and pharmaceutical company.  From October 2008 to October 2012, Mr. Angelis was a senior counsel at Dr. Reddy’s Laboratories, Ltd., a publicly-traded pharmaceutical company, and during 2008 he was the Chief Legal Officer and Corporate Secretary of Osteotech, Inc., a publicly-traded medical device company, with responsibility for managing the patent portfolio of approximately 42 patents.  Prior to that, Mr. Angelis worked in the pharmaceutical industry in various corporate, strategic and legal roles.  In addition, he worked for McKinsey & Company, Merrill Lynch and the Japanese government more than five years ago.  He began his legal career as a transactional associate with law firm Mayer Brown.  Mr. Angelis holds a B.A. degree in Philosophy and English from Boston College, an M.A. in Behavioral Science from California State University and J.D. from New York University School of Law.  The Board believes that Mr. Angelis’ substantial experience as an accomplished attorney, negotiator and general counsel to public and private companies will enable him to bring a wealth of strategic, legal and business acumen to the Board, well qualifying him to serve as a director.

Dr. Arthur M. Langer will become a member of the Company’s Board upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.  Dr. Langer is a representative of Ameri & Partners on the Board.  He is the Director of the Center for Technology Management and Academic Director of the Executive Master of Science in Technology Management Program at Columbia University.  Dr. Langer serves on the faculty of the Department of Organization and Leadership at the Graduate School of Education (Teachers College).  He is also an elected member of the Executive Committee of the Columbia University Faculty Senate.  Dr. Langer joined the faculty at Columbia University in 1984.  Dr. Langer is the author of Strategic IT: Best Practices for Managers and Executives (2013, with Lyle Yorks), Guide to Software Development: Designing & Managing the Life Cycle (2012), Information Technology and Organizational Learning (2011), Analysis and Design of Information Systems (2007), Applied Ecommerce (2002), and The Art of Analysis (1997), and has numerous published articles and papers relating to service learning for underserved populations, IT organizational integration, mentoring and staff development.  Dr. Langer consults with corporations and universities on information technology, staff development, management transformation and curriculum development around the globe.  Dr. Langer is also the Chairman and Founder of Workforce Opportunity Services, a non-profit social venture that provides scholarships and careers to underserved populations around the world.  Prior to joining the faculty at Columbia University, Dr. Langer was Executive Director of Computer Support Services at Coopers & Lybrand, General Manager and Partner of Software Plus, and President of Macco Software more than five years ago. Dr. Langer holds a B.S. in Computer Science, an M.B.A. in Accounting/Finance, and a Doctorate of Education from Columbia University. The Board believes Dr. Langer’s qualifications to serve on the Board include his expertise in technology management and his vast experience within the information technology industry.

Robert G. Pearse will become a member of the Company’s Board upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.  Mr. Pearse is a Lone Star Value designee on the Board.  Mr. Pearse currently serves as a Managing Partner at Yucatan Rock Ventures, where he specializes in technology investments and consulting, and has served in that position since August 2012.  Mr. Pearse serves as a director for Novation Companies, Inc., a publicly-held company, since April 2015.  Mr. Pearse serves as a director for Aviat Networks, Inc., and member of the Compensation Committee and Nominating and Governance Committee since January 2015.  Mr. Pearse serves as a director for Crossroads Systems, Inc. and Chairman of the Compensation Committee, and member of the Audit Committee and Nominating and Governance Committee since July 2013.  From 2005 to 2012, Mr. Pearse served as vice president of strategy and market development at NetApp, Inc., a publicly-traded computer storage and data management company.  Mr. Pearse played an influential role leading NetApp’s growth strategy, which drove the firm to become a Fortune 500 company during his tenure.  From 1987 to 2004, Mr. Pearse held leadership positions at Hewlett-Packard, most recently as its vice president of strategy and corporate development from 2001 to 2004, focusing on business strategy, business development and acquisitions.  Mr. Pearse’s professional experience also includes positions at PricewaterhouseCoopers LLP, Eastman Chemical Company and General Motors Company more than five years ago.  Mr. Pearse earned an M.B.A. degree from the Stanford Graduate School of Business and a B.S. degree in Mechanical Engineering from the Georgia Institute of Technology.  The Board believes Mr. Pearse’s qualifications to serve on the Board include his extensive business development and financial expertise and his extensive background in the technology sector.

Dr. Robert Rosenberg will become a member of the Company’s Board upon compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.  Dr. Rosenberg is a representative of Ameri & Partners on the Board.  Dr. Rosenberg is the director of entrepreneurship programs at the Polsky Center for Entrepreneurship and Innovation and adjunct associate professor of entrepreneurship since 2008.  He has served in a variety of senior administrative roles at the University of Chicago, most recently as associate vice president for marketing strategy and associate vice president for research.  Dr. Rosenberg came to the University of Chicago in 1989 as director of industrial relations and technology at the University of Chicago Medical Center.  Dr. Rosenberg was a founder of the Illinois Biotechnology Industry Organization and the Midwest Research University Network.  He is a director of Illinois’ Technology Development Fund, a board member of Manufacturing Renaissance, and a co-chair of Hyde Park Angels Healthcare Ambassador Circle.  Dr. Rosenberg earned a B.A. degree in English from Harvard University, a master’s degree in English literature from Tufts University, and an M.B.A. from the University of Chicago Booth School of Business. The Board believes that Dr. Rosenberg’s qualifications to serve on the Board include his background and expertise in entrepreneurship.

Kyle Hartley has served as the Company’s Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer since April 2014, and resigned as an officer of the Company at the closing of the Merger and resigned as a director upon the director nominees named above becoming directors.  Mr. Hartley is the Chief Operating Officer of Lone Star Value Management, LLC.  Mr. Hartley also serves as chairman of the board of directors and chief operating officer and chief financial officer of Reliability Incorporated.  Mr. Hartley has more than 15 years of experience in the investment industry, including more than 12 years in senior management positions at alternative investment firms.  Prior to joining Lone Star Value Management, LLC in May 2013, Mr. Hartley was the CFO/COO of Greenheart Capital Partners, a global emerging market long/short equity hedge fund firm spun out of Shumway Capital.  From March 2008 through November 2011, Mr. Hartley was the CFO/COO/CCO of Apis Capital Advisors, a $750 million (peak AUM) global long/short equity hedge fund firm investing primarily in small cap value equities.  From April 2006 through March 2008, Mr. Hartley served as the head of marketing and client services at Mercury Partners, a $1 billion+ global long/short equity hedge fund firm focused on the real estate sector.  From June 2004 to March 2006, Mr. Hartley was a Managing Director, the head of operational due diligence and a member of the Investment Committee of Taylor Investment Advisors, a hedge fund investment firm founded by the late Tommy Taylor.  Mr. Hartley’s initial position in the hedge fund industry was as the CFO/COO of CQ Capital, a long/short equity, technology-media- telecom sector hedge fund firm from 2002 to 2004.  Prior to CQ Capital, Mr. Hartley served as a Director of Business Development at Greenwich Associates, a financial industry market-research and consulting firm, and as a Vice President in the Investment Banking division of Forum Capital Markets prior to its acquisition by First Union Securities.  Mr. Hartley started his career at Clarion Marketing and Communications from 1992 to 1997.  Mr. Hartley earned an M.B.A. with Distinction from New York University’s Leonard N. Stern School of Business and a B.A. from Dartmouth College.

Hannah M. Bible has served as a director of the Company since 2014, and resigned as a director upon the director nominees named above becoming directors.  Ms. Bible is the chief compliance officer of Lone Star Value Management, LLC.  Ms. Bible also serves as a director of Reliability Incorporated.  Ms. Bible has more than eight years of combined legal and accounting experience across a variety of industries.  Prior to joining Lone Star Value in June 2014, Ms. Bible was the Director of Finance/CFO at Trinity Church in Greenwich, Connecticut.  From October 2011 to December 2012, Ms. Bible served as a legal advisor to RRMS Advisors, a company providing advisory and due diligence services to banking and other institutions with high risk assets.  From June 2009 to December 2013, Ms. Bible advised family fund and institutional clients of International Consulting Group, Inc., and its affiliates within the Middle East on matters of security, corporate governance and U.S. legal compliance.  From 2006 to 2008, Ms. Bible served within the U.N. General Assembly as a diplomatic advisor to the Asian-African Legal Consultative Organization, a permanent observer mission to the United Nations.  Since 2007 Ms. Bible has taught as an Adjunct Professor at Thomas Jefferson School of Law, within the International Tax and Financial Services program.  Prior to this, Ms. Bible held various accounting positions with Samaritan’s Purse, a large $300 million charitable organization dedicated to emergency relief and serving the poor worldwide.  Ms. Bible earned an L.L.M. degree in Tax from New York University School of Law, a J.D. with honors from St. Thomas University School of Law and a B.B.A. in Accounting from Middle Tennessee State University.

BOARD COMPOSITION AND COMMITTEES

The Company has a classified and staggered Board currently divided into three classes of directors, with one class elected each year at the Company’s annual meeting for a three year term.  The elected directors continue in office for a term expiring at the annual meeting of stockholders held in the third year following such directors’ election until their successor are elected and have been qualified, or until their earlier death, resignation or removal.  The bylaws of the Company state that in any election of more than one director, the persons receiving a plurality of the votes cast, up to the number of directors to be elected in such election, shall be deemed to be elected. Shares represented by proxies marked “withhold authority” for the nominee will be counted as a negative vote.

The Company has not previously had an audit committee, compensation committee or nominations and corporate governance committee.  Within 90 days after the closing of the Merger, the Company anticipates that the Board will authorize the creation of such committees, in compliance with established corporate governance requirements.

DIRECTOR COMPENSATION

Directors are expected to timely and fully participate in all regular and special board meetings, and all meetings of committees that they serve on.  The Company intends to compensate non-management directors in the future through an annual grant of stock options pursuant to the Plan.  Such option awards will have an exercise price not less than 100% of the fair market value of the Company’s common stock, based on the value of such share of common stock on the date the option is granted, will become vested and exercisable as determined by the compensation committee or the entire Board.  Other terms and conditions of the option grants will be on the terms and conditions as determined by the compensation committee or the entire Board when the options are granted.

The Board shall review its director compensation plan annually and adjust it according to current market conditions and good business practices.  During the Company’s fiscal years ended December 31, 2013 and December 31, 2014 and for the period ended May 26, 2015, directors of the Company were not compensated for their services as directors.

EXECUTIVE COMPENSATION

The following table sets forth, for the calendar years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities for the Company by the chief executive officers and all other executive officers during the stated periods.

Name & Principal Position	Year (1)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kyle Hartley (2) Pres., CEO, CFO, Secretary and Treasurer	2014 2013	- -	- -	- -	- -	- -	- -	- -	- -
Jeffrey E. Eberwein (3) Pres., CEO, CFO, Secretary and Treasurer	2014 2013	- -	- -	- -	- -	- -	- -	- -	- -
Greggory Schneider (4) CFO	2014 2013	- -	- -	- -	- -	- -	- -	- -	- -
Jay Gottlieb (5) Pres., CEO, Secretary and Treasurer	2014 2013	- -	- -	- -	- -	- -	- -	- -	- -

(1)	All amounts are for the 12 months ended December 31 of the year indicated.

(2)	Mr. Hartley was appointed to his positions on April 25, 2014.

(3)	Mr. Eberwein was appointed to his positions on November 27, 2013 and resigned from his positions on April 25, 2014.

(4)	Mr. Schneider was appointed to his position in April 2008 and resigned from his position on November 27, 2013.

(5)	Mr. Gottlieb was appointed to his positions in April 2008 and resigned from his positions on November 27, 2013.

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As a result of the Merger, Giri Devanur was appointed as our President and Chief Executive Officer and Srinidhi Devanur was appointed as our Executive Vice Chairman of the Board, and each executive will be paid a salary of $120,000 per year and be eligible for a bonus of up to $50,000 per year, the payment of which will be at the discretion of the Board.

2015 EQUITY INCENTIVE AWARD PLAN

On April 20, 2015, the Board and the holder of a majority of the Company’s outstanding shares of common stock approved the adoption of the Plan and a grant of discretionary authority to the executive officers to implement and administer the Plan.  The Plan allows for the issuance of up to 2,000,000 shares of the Company’s common stock for award grants (all of which can be incentive stock options).  The Plan provides equity-based compensation through the grant of cash-based awards, nonqualified stock options, incentive stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance shares, performance units and other stock-based awards.

The Company believes that an adequate reserve of shares available for issuance under the Plan is necessary to enable the Company to attract, motivate and retain key employees and directors and to provide an additional incentive for such individuals through stock ownership and other rights that promote and recognize the financial success and growth of the Company.  Prior to the closing of the Merger, no stock options to purchase shares of the Company’s common stock had been issued under the Plan.  A summary of the Plan is set forth below.

Summary of the Plan

Administration of the Plan.  The Plan is to be administered by the Compensation Committee consisting of two or more directors who are “non-employee directors” within the meaning of Rule 16b-3, and “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code (the “Code”).  In the event that for any reason the Compensation Committee is unable to act or if the Compensation Committee at the time of any grant, award or other acquisition under the Plan does not consist of two or more “non-employee directors,” or if there is no such committee, then the Plan will be administered by the Board, except to the extent such Board action would have adverse consequences under Section 16(b) of the Securities Exchange Act or Code Section 162(m).

Subject to the other provisions of the Plan, the Compensation Committee will have the authority, in its discretion: (i) to grant cash-based awards, nonqualified stock options, incentive stock options, SARs, restricted stock, restricted stock units, performance shares, performance units and other stock-based awards, all of which are referred to collectively as “Awards”; (ii) to determine the terms and conditions of each Award granted (which need not be identical); (iii) to interpret the Plan and all Awards granted thereunder; and (iv) to make all other determinations necessary or advisable for the administration of the Plan.

Eligibility.  The persons eligible for participation in the Plan as recipients of Awards include employees, consultants and directors of the Company or any subsidiary or affiliate of the Company.  In selecting participants, and determining the number of shares of common stock covered by each Award, the Compensation Committee may consider any factors that it deems relevant.

Shares Subject to the Plan.  Subject to the conditions outlined below, the total number of shares of common stock which may be issued pursuant to Awards granted under the Plan may not exceed 2,000,000 shares of common stock.  The Plan provides for annual limits on the size of Awards for any particular participant.

In the event of certain corporate events or transactions (including, but not limited to, the sale of all, or substantially all, of our assets or a change in our shares or capitalization), the Compensation Committee, in its sole discretion, in order to prevent dilution or enlargement of a participant’s rights under the Plan, will substitute or adjust, as applicable, and subject to certain Code limitations, the number and kind of shares of common stock that may be issued under the Plan or under particular forms of Awards, the number and kind of shares of common stock subject to outstanding Awards, the option price or grant price applicable to outstanding Awards, the annual Award limits, and other value determinations applicable to outstanding Awards.

Options.  An option granted under the Plan is designated at the time of grant as either an incentive stock option or as a non-qualified stock option.  Upon the grant of an option to purchase shares of common stock, the Compensation Committee will specify the option price, the maximum duration of the option, the number of shares of common stock to which the option pertains, the conditions upon which an option will become vested and exercisable, and such other provisions as the Compensation Committee will determine which are not inconsistent with the terms of the Plan.  The purchase price of each share of common stock purchasable under an option will be determined by the Compensation Committee at the time of grant, but may not be less than 100% of the fair market value of such share of common stock on the date the option is granted.  No option will be exercisable later than the sixth anniversary date of its grant.

SARs.  SARs, which may be issued in tandem with options or be freestanding, will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee.  The term of SARs granted under the Plan will be determined by the Compensation Committee, in its sole discretion, and except as determined otherwise by the Compensation Committee, no stock appreciation right will be exercisable later than the sixth anniversary date of its grant.

Restricted Stock and Restricted Stock Units.  Shares of restricted stock and/or restricted stock units may be granted under the Plan aside from, or in association with, any other Award and will be subject to certain conditions and contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Compensation Committee deems desirable.

Cash-Based Awards and Other Stock-Based Awards.  Subject to the provisions of the Plan, the Compensation Committee may grant cash-based awards or other types of equity-based or equity-related awards not otherwise described by the terms of the Plan (including the grant or offer for sale of unrestricted shares of Common Stock) in such amounts and subject to such terms and conditions, as the Compensation Committee will determine.  Such Awards may involve the transfer of actual shares of common stock to participants, or payment in cash or otherwise of amounts based on the value of shares of common stock.  Each cash-based award will specify a payment amount or payment range as determined by the Compensation Committee.

Restrictions on Transferability.  The Awards granted under the Plan are not transferable and may be exercised solely by a participant or his authorized representative during his lifetime or after his death by the person or persons entitled thereto under his will or the laws of descent and distribution or his designation of beneficiary or as otherwise required by law.  Any attempt to transfer, assign, pledge or otherwise dispose of, or to subject to execution, attachment or similar process, any Award contrary to the provisions set forth in the Plan will be void and ineffective and will give no right to the purported transferee.

Change in Control.  The Compensation Committee may provide for the acceleration of the vesting and exercisability of outstanding options, vesting of restricted stock and restricted stock units and earlier exercise of freestanding SARs, in the event of a Change in Control of our company.  However, if the Compensation Committee takes no action at the time of the Change in Control, and the initial Award does not otherwise specify, accelerated vesting and exercisability is contingent upon termination of employment by the Company or by the participant for Good Reason within two years of the Change in Control.

Termination of the Plan.  Unless sooner terminated as provided therein, the Plan will terminate six years from April 20, 2015, the date the Plan was approved by stockholders.  The termination of the Plan will not adversely affect any Awards granted prior to Plan termination.

Amendments to the Plan.  The Compensation Committee may at any time alter, amend, modify, suspend or terminate the Plan and any evidence of Award in whole or in part; provided, however, that, without the prior approval of the Company’s stockholders, options issued under the Plan to any individual will not be repriced, replaced, or regranted through cancellation, and no amendment of the Plan will be made without stockholder approval if stockholder approval is required by law, regulation, or stock exchange rule; and except where required by tax law, without the prior written consent of the participant, no modification will adversely affect an Award under the Plan.  The Compensation Committee can not issue any Awards while the Plan is suspended.

Grants Under the Plan.  Following the closing of the Merger and the Private Placement, the Board anticipates approving the grant of stock options to purchase shares of common stock of the Company under the Plan, including initial grants of stock options to non-management directors serving on the Board.

EMPLOYMENT AGREEMENTS

The Company entered into employment agreements with Giri Devanur and Srinidhi “Dev” Devanur effective at the closing of the Merger.  The employment agreements appoint Giri Devanur as the Company’s President and Chief Executive Officer and Srinidhi “Dev” Devanur as the Company’s executive Vice Chairman of the Board for three years following the closing date.  The employment agreements provide that each executive will receive an annual salary of $120,000 per year and be eligible for a bonus of up to $50,000 per year, the payment of which will be at the discretion of the Board.  The employment agreements provide that if, during the term of their employment, they are terminated by the Company other than for “Cause” or they resign for “Good Reason,” then they will continue to receive for a period of one year following such termination their then current salary payable on the same basis as they were then being paid.  Termination for “Cause” means: (i) deliberate refusal or deliberate failure to carry out any reasonable order, consistent with their position, of the Board after reasonable written notice; (ii) a material and willful breach of the employment agreement, their confidentiality and non-competition agreement or similar agreements with us; (iii) gross negligence or willful misconduct in the execution of their assigned duties; (iv) engaging in repeated intemperate use of alcohol or drugs; or (v) conviction of a felony or other serious crime.  “Good Reason” means (i) they shall have been assigned duties materially inconsistent with their position; (ii) their salary is reduced more than 15% below its then current level; or (iii) material benefits and compensation plans then currently in existence are not continued in effect for their benefit.

The employment agreements also incorporate the terms of the Company’s confidentiality and non-competition agreement, which contain covenants (a) restricting the executive from engaging in any activity competitive with the Company’s business during the term of the employment agreement and for a period of two years thereafter, (b) prohibiting the executive from disclosing confidential information regarding the Company at any time, and (c) soliciting the Company’s employees, customers and prospective customers during the term of the employment agreement and for a period of two years thereafter.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ameri & Partners

Loans and advances.  As of March 31, 2015, a subsidiary of Ameri & Partners had provided a short-term advance of $138,808 to Giri Devanur, the President and Chief Executive Officer of Ameri & Partners, for educational purposes.  As of March 31, 2014, Ameri & Partners had provided a short-term advance of $41,364 to Srinidhi “Dev” Devanur, the Chairman of Ameri & Partners.  The amounts have been classified under other current assets in the accompanying balance sheet.  The advances have been provided on a short-term basis and do not carry any interest.  Accordingly, no interest income was accrued in the accompanying financial statements.

Product development charges – Langer Index.  As of March 31, 2015, Ameri & Partners had paid a total amount of $30,762 to Ameri India (an entity owned by Giri Devanur and Srinidhi “Dev” Devanur) and $147,300 to an entity owned by Giri Devanur for product development charges.

License Agreement fees – Langer Index. On March 26, 2015, we entered into a license agreement with Dr. Arthur M. Langer, which grants us a license for exclusive, perpetual, irrevocable and worldwide use of the Langer Model to generate the Langer Index. License fees are payable to Dr. Langer at a rate of $10,000 per customer for the first 100 customer contracts. Thereafter, the fees are payable at the rate of $5,000 for every 100 customer contracts, which will be payable upon the signing of every block of 100 customers.

Consultancy charges.  During the fiscal year ended March 31, 2015 and the period from November 27, 2013 (date of inception) to March 31, 2014, Ameri & Partners received consulting services from Ameri India for a $1,270,225 and $895,000, respectively.  During the year ended March 31, 2015, Ameri & Partners also received consulting services from an entity owned and controlled by Srinidhi “Dev” Devanur.  At the closing of the Merger, the consulting services agreement between Ameri & Partners and Ameri India was terminated.

Accounts Payable.  As of March 31, 2015 and 2014, Ameri & Partners had an accounts payable balance of $77,715 and $379,000, respectively, due to Ameri India.

Lone Star Value

Prior to the Merger, Lone Star Value was the Company’s majority stockholder, and each of the Company’s directors and sole officer was an officer of Lone Star Value Management, LLC.  On January 15, 2014, the Company issued 3,267,974 shares of common stock to Lone Star Value, an entity ultimately controlled by Jeffrey E. Eberwein, who was a director at the time of the transaction at $0.0153 per share for total proceeds of $50,000.

On April 17, 2015, the Company issued a promissory note in the principal amount of $50,000 to Lone Star Value. Under the terms of this promissory note, interest on the outstanding principal amount accrues at a rate of 10% per annum, and all amounts outstanding under this promissory note are due and payable on or before April 30, 2020.  The Company used the proceeds of the promissory note for legal and operating expenses.

Lone Star Value provided $5,000,000 in financing to the Company pursuant to the Private Placement described in this Information Statement.  Lone Star Value has the right to designate three of the Company’s seven directors, and Mr. Eberwein, the founder and Chief Executive Officer of Lone Star Value Management, LLC, is the Company’s Chairman of the Board.

COMPLIANCE WITH EXCHANGE ACT SECTION 16(A),
BENEFICIAL OWNERSHIP REPORTS

Pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, the directors, executive officers and beneficial owners of more than 10% of the outstanding common stock of the Company are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Company’s common stock.  Based solely on a review of such reports provided to us, the Company is not aware of any failures of such persons to file such reports or report such transactions in a timely manner during the fiscal year ended December 31, 2014.